UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40413

Quipt Home Medical Corp.

(Translation of registrant’s name into English)

1019 Town Drive

Wilder, Kentucky 41076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.3 and 99.4 of this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10/A (File No. 333-260363).

EXHIBIT INDEX

Exhibit	Description

99.1	Equity Distribution Agreement dated May 15, 2023
99.2	News Release dated May 15, 2023
99.3	Consent of Fasken Martineau DuMoulin LLP
99.4	Consent of DLA Piper (Canada) LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quipt Home Medical Corp.

Date: May 16, 2023	/s/ Hardik Mehta
Chief Financial Officer